

Mail Stop 3010

August 20, 2009

VIA USMAIL and FAX (214) 871-7139

Mr. Roy Thomas
General Agent, Chief Executive Officer and Secretary
Texas Pacific Land Trust
1700 Pacific Avenue, Suite 2770
Dallas, Texas 75201

> **Re:** **Texas Pacific Land Trust**
> **Form 10-K for the year ended 12/31/2008**
> **Filed on 3/16/2009**
> **File No. 001-00737**

Dear Mr. Thomas

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 2: Properties, page 5

1.   For each of your material tracts of land identified under this subheading, please tell us the nature of your title to, or other interest in, such properties and the nature and amount of any material liens or encumbrances against such properties. Provide this disclosure in future filings. Please also outline briefly the principal terms of any lease of any such properties or any option or contract to purchase or sell any of such properties.

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations.

General

2.   Please provide an overview to address management's perspective on the risks and challenges facing your company and how management is dealing with these issues. Please discuss the performance indicators (financial and non-financial) that management uses to manage and assess your business that would be important to investors. Refer to Release 33-8350 (Dec. 19, 2003).

Item 11: Executive Compensation

Compensation Discussion and Analysis, page 17

3.   We note that your compensation programs are designed to reward the performance of the named executive officers in achieving your primary goals of protecting and maintaining the assets of the trust. Please tell us the specific individual factors that the compensation committee considered in establishing annual salary and bonus amounts and also determining salary increases. Describe each factor, explain how it is measured, and disclose the actual performance of each executive for each factor considered. Also, discuss the criteria the committee used to establish different salaries for each of the named executives. Any financial metrics used should be provided, which include pre-established goals or targets. Refer to Item 402(b)(2)(v) of Regulation S-K. Provide this information in your response and confirm that you will include appropriate disclosure in your future filings.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or the undersigned at (202) 551-3233 with any questions.

Sincerely,

Tom Kluck
Branch Chief